As filed with the Securities and Exchange Commission on October 30, 2003
                                                    Registration No. 333-106547

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ____________


                                Amendment No. 3

                                      to

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                 ____________

                                 NYMAGIC, INC.
            (Exact name of registrant as specified in its charter)


         New York                                           13-3534162
(State or other jurisdiction                             (I.R.S. Employer
    of incorporation)                                   Identification No.)

                                                       Paul J. Hart, Esq.
 919 Third Avenue, 10th Floor                             NYMAGIC, INC.
   New York, New York 10022                       919 Third Avenue, 10th Floor
       (212) 551-0600                               New York, New York 10022
(Address, including zip code,                            (212) 551-0600
    and telephone number,                         (Name, address, including zip
    including area code,                           code, and telephone number,
 of registrant's principal                             including area code,
    executive offices)                                 of agent for service)


                                   Copy to:
                            Laura D. Richman, Esq.
                         Mayer, Brown, Rowe & Maw LLP
                           190 South LaSalle Street
                         Chicago, Illinois 60603-3441
                                (312) 782-0600

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



SUBJECT TO COMPLETION, DATED OCTOBER 30, 2003.
PRELIMINARY PROSPECTUS


                                 NYMAGIC, INC.

                                 COMMON STOCK

                                 ____________

         This prospectus relates to the offer and sale from time to time of 4,950,000 shares of our common stock by the selling shareholders who are identified in this prospectus under the heading "Selling Shareholders." We will not receive any proceeds from the sale of common stock by the selling shareholders.


         Each of the selling shareholders may offer the shares from time to time and in any of several different ways, including:

         o   through brokers or other agents;

         o to underwriters or dealers on a "firm commitment" or "best efforts" basis;

         o   directly to one or more purchasers;

         o   by a combination of these methods of sale; and

         o   in any other lawful manner.


         See "Plan of Distribution" for a further description of how generally selling shareholders may dispose of the shares covered by this prospectus.


         The selling shareholders may sell their shares at whatever prices are current at the time of a sale or at other prices to which they agree.


         Our common stock is traded and quoted on the New York Stock Exchange under the symbol "NYM." On October 29, 2003, the last sale price of the common stock, as reported on the New York Stock Exchange Composite Tape, was $24.10 per share. The address of our principal executive offices is 919 Third Avenue, 10th Floor, New York, New York 10022, and our telephone number is (212) 551-0600.


         The shares of common stock offered by this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 7 for a discussion of certain factors that you should consider before buying shares of common stock.


                                 ____________


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


              The date of this prospectus is ____________, 2003.

                               TABLE OF CONTENTS

                                                                          Page

About This Prospectus.......................................................2

NYMAGIC, INC................................................................3

Risk Factors................................................................7

Cautionary Note Regarding Forward-Looking Statements.......................17

Use of Proceeds............................................................18

Voting Agreement...........................................................18

Mariner Investment Management Arrangement..................................23

Selling Shareholders.......................................................24

Plan of Distribution.......................................................26

Experts  ..................................................................28

Legal Matters..............................................................28

Where You Can Find More Information........................................28


                             ABOUT THIS PROSPECTUS


         You should rely only on the information contained or incorporated by reference in this prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making, nor will make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is accurate only as of the dates on their respective covers and you should assume the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.


         Unless the context otherwise requires, references in this prospectus to "NYMAGIC" and the "Company" refer to NYMAGIC, INC. and its subsidiaries, collectively. References to "we," "us" and "our" refer to the Company, not the selling shareholders. References to the "common stock" refer to NYMAGIC's common stock, par value $1.00 per share.


         Certain persons participating in the offering made hereby may, to the extent that the offering involves a firm commitment underwriting, engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including over-allotment, stabilizing and short-covering transactions in the common stock and the imposition of a penalty bid, in connection with the offering made hereby.

                                 NYMAGIC, INC.

Overview

         We are an insurance holding company focusing on specialty property and casualty insurance products primarily in the ocean marine area, with particular focus on ocean marine liability. For the year ended December 31, 2002 and the six months ended June 30, 2003, our net earned premium was $113.5 million and $48.6 million, respectively. For the same periods, our net income was $28.7 million, or $3.08 per diluted share, and $5.9 million, or $0.60 per diluted share, respectively. At June 30, 2003, we had total shareholders' equity of $234.1 million.

Our Business

         We specialize in underwriting ocean marine, inland marine and other liability insurance through insurance pools managed by our three insurance underwriters and managers: Mutual Marine Office, Inc., which we refer to as MMO; Pacific Mutual Marine Office, Inc., which we refer to as PMMO; and Mutual Marine Office of the Midwest, Inc., which we refer to as Midwest. MMO, located in New York, PMMO, located in San Francisco, and Midwest, located in Chicago, are collectively referred to as the Managers.

         We accept risks underwritten by the Managers through our wholly-owned insurance subsidiaries, New York Marine and General Insurance Company, which we refer to as New York Marine, and Gotham Insurance Company, which we refer to as Gotham. New York Marine is licensed to engage in the insurance business in all states. Gotham is licensed to engage in the insurance business in New York and is permitted to write excess and surplus lines insurance on a non-admitted basis in all of the states except Arkansas, Massachusetts, Nevada, New Hampshire and Vermont. We have also participated in the Lloyd's of London market, through MMO UK, Ltd., a corporate member of Lloyd's of London, which we refer to as MMO UK. We initiated a withdrawal from our London operations in 2001 and MMO UK has not provided any underwriting capacity since 2002.

         New York Marine and Gotham each currently hold a financial strength rating of A ("Excellent") from A.M. Best Company. This is the third highest of fifteen rating levels in A.M. Best's classification system. Lloyd's is currently rated A- ("Excellent"), which is the fourth highest rating level in A.M. Best's classification system. MMO UK, Ltd., as a corporate member of Lloyd's, is not separately rated. Many of our insureds rely on ratings issued by rating agencies. Any adverse change in the rating assigned to New York Marine and Gotham by a rating agency could adversely impact our ability to write premiums. MMO UK has not provided capacity, which is the ability to underwrite a certain amount of business, to any Lloyd's syndicate since 2002.

         The Managers accept, on behalf of the pools, insurance risks brought to the pools by brokers and others. All premiums, losses and expenses are pro-rated among the pool members in accordance with their percentage participations in the pools. Originally, the members of the pools were insurance companies that were not affiliated with the Managers. Several years later, New York Marine and Gotham joined the pools. Over the years, New York Marine and Gotham steadily increased their participation in the pools, while the unaffiliated insurance companies reduced their participation or withdrew from the pools entirely. Currently, the only pool members are New York Marine and Gotham, who together write 100% of all of the business produced by the pools.

         Pursuant to the pool management agreements, the pool members have agreed not to accept ocean marine insurance, other than ocean marine reinsurance, unless received through the Managers and have authorized the Managers to accept risks on behalf of the pool members and to effect all transactions in connection with such risks, including the issuance of policies and endorsements and the adjustment of claims. As compensation for its services, the Managers receive a fee of 5.5% of gross premiums written by the pools and a contingent commission of 10% on net underwriting profits, subject to adjustment.

         The Managers also receive profit commissions on pool business ceded to reinsurers under various reinsurance agreements. A reinsurance transaction takes place when an insurance company transfers (cedes) a portion or all of its liability on insurance written by it to another insurer. The reinsurer assumes the liability in return for a portion or all of the premium. Generally, the Managers place reinsurance with companies which have an A.M. Best rating of A- ("Excellent") or greater or which have sufficient financial strength, in management's opinion, to warrant being used for reinsurance protections.

         In general, reinsurance is obtained for each line of business when necessary to reduce our exposure to a maximum of $2 million for any one insured or any one occurrence. We can and do, from time to time, retain liability in excess of $2 million for any one insured or any one occurrence. Such instances, when they occur, generally reflect a business decision regarding the cost and/or the availability of reinsurance. During the past two years, there have been three instances in which the Company's net loss retention has exceeded $2 million. For 2002, the Company's net retention per loss in the ocean marine line was limited to $2 million per risk, but some losses could aggregate resulting in a net retention of $3 million, and one such aggregation did result in a net retention of $3 million to the Company. In August 2003, the Company entered into a program in which it may underwrite cargo insurance with retained liability of up to $2.5 million for any one insured or any one occurrence, but the Company has not experienced any losses on this program in excess of $2 million to date. In the final year in which the Company wrote aviation insurance, April 1, 2001 to April 1, 2002, the Company wrote some policies with a net loss retention of up to $3 million for any one aircraft or any one occurrence. However, the Company did not experience any losses for which it was required to retain losses in excess of $2 million.


         Profit commissions on business ceded to reinsurers are calculated on an earned premium basis using inception to date underwriting results for the various reinsurance treaties and are recorded in the period in which the related profit commission is billed. Adjustments to commissions, resulting from revisions in coverage, retroactive premium or audit adjustments, are recorded in the period when realized. Subject to review by the reinsurers, the Managers calculate the profitability of all profit commission agreements placed with various reinsurance companies.

         Assets and liabilities resulting from the insurance pools are allocated to the members of the insurance pools based upon the pro rata participation of each member in each pool which is set forth in the management agreement entered into by and between the pool participants and the Managers.

         Two former pool members, Utica Mutual Insurance Company and Arkwright Mutual Insurance Company, which is currently part of the FM Global Group, withdrew from the pools in 1994 and 1996, respectively, and retained liability for their effective pool participation for all loss reserves, including losses incurred but not reported and unearned premium reserves attributable to policies effective prior to their withdrawal from the pools.

         As reported in our annual report on Form 10-K for the year ended December 31, 2002, we were in arbitration with Utica Mutual regarding its obligation to fund losses relating to its participation in the pools. On May 28, 2003, the arbitration procedure was completed and Utica Mutual was ordered to pay MMO approximately $7.8 million, which represented Utica Mutual's funding requirement to the pools and had no impact on the Company's results of operations. In addition, we were awarded interest of approximately $1 million on a pre-tax basis. Following the award, these amounts were paid in full. This award confirmed that, as a pool member, Utica Mutual is required to fund gross losses paid by MMO, acting as managing agent.

         We are not aware of any facts that could result in any possible defaults by either Arkwright Mutual or Utica Mutual with respect to their pool obligations, which might impact our liquidity or results of operations, but there can be no assurance that such events will not occur in the future.


Lines of Business

         Our core line of business is ocean marine insurance. Ocean marine insurance is written on a direct and assumed reinsurance basis and covers a broad range of classes as follows:

         o Hull and Machinery Insurance: Provides coverage for loss of or damage to commercial watercraft.

         o Cargo Insurance: Provides coverage for loss of or damage to goods in transit.

         o Hull and Machinery War Risk Insurance: Provides coverage for loss of or damage to commercial vessels as a result of war, strikes, riots, and civil commotions.

         o Cargo War Risk Insurance: Provides coverage for loss of or damage to goods in transit as a result of war, which can be extended to include strikes, riots and civil commotions.

         o Protection and Indemnity: Provides primary and excess coverage for liabilities arising out of the operation of owned watercraft, including liability to crew and cargo.

         o Charters' Legal Liability: Provides coverage for liabilities arising out of the operation of leased or chartered watercraft.

         o Shoreline Marine Liability Exposures: Provides coverage for ship builders, ship repairers, wharf owners, stevedores and terminal operators for liabilities arising out of their operations.

         o Marine Contractor's Liability: Provides coverage for liabilities arising out of onshore and offshore services provided to the marine and energy industries.

         o Maritime Employers Liability (Jones Act): Provides coverage for claims arising out of injuries to employees associated with maritime trades who may fall under the Jones Act.

         o Marine Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for marine insureds.

         o  Onshore and Offshore Oil and Gas Exploration and Production
            Exposures: Provides coverage for physical damage to drilling rigs and platforms, associated liabilities and control of well exposures.

         o Energy Umbrella (Bumbershoot) Liability: Provides coverage in excess of primary policy limits for exploration and production facilities.

         We also write inland marine/fire insurance which traditionally includes property while being transported, or property of a movable, or "floating" nature. Inland marine, among other things, includes insurance for motor truck cargo and transit shipments, equipment floaters and miscellaneous property floaters. Inland marine also includes excess and surplus lines property coverage on unique or hard to place commercial property risks that do not fit into standard commercial lines coverages. Excess and surplus lines property risks are written primarily through Gotham.

         In addition, we write other or non-marine liability insurance on a direct and assumed reinsurance basis. This includes, among other things, coverage for manufacturers and contractors risks, building owners and commercial stores, products liability exposures, miscellaneous errors and omissions/professional liabilities, including coverage to professional consultants, professional service providers and testing labs and other casualty excess and surplus line risks written primarily through Gotham.

         For the year ended December 31, 2002 and for the six months ended June 30, 2003, the Company had gross ocean marine premiums of $89.2 million and $48.7 million, representing 59% and 73% of total gross premiums, respectively. Within ocean marine, ocean liability is the largest coverage representing 36% and 42% of total gross ocean marine premiums for the periods ended December 31, 2002 and June 30, 2003, respectively.

         We ceased writing any new policies covering aircraft risks as of March 31, 2002. We decided to exit the commercial aviation insurance business because it is highly competitive and had generated underwriting losses for most years during the 1990s and because it is highly dependent on the purchase of substantial amounts of reinsurance, which became increasingly expensive after the events of September 11, 2001.


         In 1997, we formed MMO EU as a holding company for MMO UK, which operated as a limited liability corporate vehicle to provide capacity, or the ability to underwrite a certain amount of business, for syndicates at Lloyd's. Lloyd's consists of a number of syndicates whose purpose is to serve as risk taking entities. Syndicates maintain a certain amount of capacity, which is the ability to write premiums, depending upon the level of capital provided by the syndicate's investors. This capacity is then allocated to investors in the syndicate based upon their ratio of capital provided to the syndicate. In 1997, we acquired ownership of a Lloyd's managing agency, which was subsequently renamed MMO Underwriting Agency, Ltd. MMO Underwriting Agency Ltd. commenced underwriting in 1998 for our wholly-owned subsidiary MMO UK, which in 2001, its last active year of underwriting, provided 100%, or $29.8 million, of the capacity for Lloyd's Syndicate 1265, which primarily writes marine insurance. In 2000, we sold MMO Underwriting Agency Ltd. in exchange for a minority interest in Cathedral Capital PLC, which manages Lloyd's Syndicate 2010, and Lloyd's Syndicate 1265 was placed into runoff. "Runoff" is a term used to refer to an insurer that has ceased writing new insurance policies but that continues to exist for the purpose of paying claims on policies that it has already written. In 2001, MMO UK provided approximately 11.2%, or $13.6 million, of the capacity for Lloyd's Syndicate 2010 which primarily writes assumed property and aviation insurance. In 2001 we initiated a withdrawal from our London operations which was subsequently completed in 2002. MMO UK has not provided capacity to any Lloyd's syndicate since 2002. In January 2003, we sold our minority interest in Cathedral Capital PLC for $2,793,070. This sale had no material effect on the Company's results of operations.


Investment Policy

         We follow an investment policy, which is reviewed quarterly and revised periodically by management and is approved by the Finance Committee of the Board of Directors. The investments of our subsidiaries conform to the requirements of the New York State Insurance Law and Regulations, as well as the National Association of Insurance Commissioners. Through June 30, 2003, a significant portion of our investment portfolio consisted of short-term U.S. government-backed fixed income securities and a smaller portion consisted of a diversified basket of hedge funds. Since June 30, 2003, we have reallocated our investment portfolio to decrease our reliance on short-term U.S. government-backed securities and to increase our investments in other fixed income securities and hedge funds. We decreased our reliance on short-term investments after June 30, 2003 because interest rates rose by over 1.5% during the early summer. We believed that the increased yield on longer term securities obtained from the sharp rise in rates over such a short period of time compensated for the increased duration risk. The hedge fund purchases following June 30, 2003 were intended to replace equity holdings that had been sold during the summer of 2002. The Company believes that its investment in these hedge funds will provide rates of return comparable to equity investments, but with significantly less volatility than equity investments. For a more complete allocation of our investment portfolio, see the risk factor entitled, "The value of our investment portfolio and the investment income we receive from that portfolio could decline as a result of market fluctuations and economic conditions." Both the fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions.


Relationship with Mariner

         Our investment portfolio is managed by Mariner Partners, Inc., an investment management company, which we refer to as Mariner, of which William
J. Michaelcheck, a director of the Company, is Chairman and Chief Executive Officer. Mr. Michaelcheck owns a majority of the stock of Mariner. The Company entered into an investment management agreement with Mariner effective October 1, 2002, which was amended and restated on December 6, 2002. We discuss this agreement in more detail under "Mariner Investment Management Arrangement."

         Mariner also entered into a voting agreement with Mark W. Blackman, Blackman Investments, LLC and certain trusts and foundations affiliated with Louise B. Tollefson of which Robert Simses is trustee on February 20, 2002. As described in more detail under "Voting Agreement," Mariner, with the approval of two of the three voting agreement participating shareholders, is generally authorized to vote all of the common shares covered by the voting agreement, which is approximately 56.09% of the Company issued and outstanding shares of common stock as of October 15, 2003.

         The voting agreement also gives Mariner the right to purchase up to 1,800,000 shares of our common stock from the voting agreement participating shareholders. The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months, subject to deduction for dividends paid. The current exercise price is $20.32. Generally, Mariner's option will expire 30 days after the termination of the voting agreement, which is scheduled to terminate on February 15, 2007, if not terminated earlier.

Corporate Information

         We are a New York corporation with our principal executive offices located at 919 Third Avenue, 10th Floor, New York, New York 10022. Our telephone number at that location is (212) 551-0600.

                                 RISK FACTORS


         You should carefully consider the following risk factors regarding us and our common stock, in addition to the other information included or incorporated by reference in this prospectus, before you purchase any of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline significantly.


If our loss reserves are inadequate to meet our actual losses, our net income would be reduced or we could incur a net loss.

         We are required to maintain reserves to cover our estimated ultimate liability of losses and loss adjustment expenses for both reported and unreported claims incurred. These reserves are only estimates of what we think the settlement and administration of claims will cost based on our assumptions and facts and circumstances known to us. Because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, we cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment reserves. The low frequency and high severity of the risks we insure make it difficult to assess the adequacy of our loss reserves. The level of catastrophe losses has fluctuated in the past and may fluctuate in the future. For example, after tax losses resulting from catastrophes in 2002 amounted to $2.0 million versus $9.0 million in 2001. If our reserves are insufficient to cover our actual losses and loss adjustment expenses, we would have to augment our reserves and incur a charge to our earnings. These charges could be material.

         The difficulty in estimating our reserves is increased because our loss reserves include reserves for potential asbestos and environmental liabilities. Asbestos and environmental liabilities are difficult to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Legal tactics and judicial and legislative developments affecting the scope of insurers' liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for asbestos and environmental liabilities.

         Our insurance subsidiaries are required to record an adequate level of reserves necessary to provide for all known and unknown losses on insurance business written. Our insurance subsidiaries have not had difficulties in maintaining reserves in recent years at aggregate levels which management believes to be adequate based on management's best estimates, but the loss reserving process is subject to many uncertainties as described in this prospectus.


         We increased net loss reserves by $4.4 million in 2002 to reflect provisions made for insolvent, financially impaired reinsurers and reinsurers with whom we have entered commutation negotiations, and adverse developments from our other liability line reflecting umbrella exposures. We increased net loss reserves by $9.6 million in 2001 as the result of adverse developments from the Company's operations in London due to higher than expected claim frequencies and the emergence of longer than expected loss development patterns. Also contributing to the 2001 increase in net loss reserves were provisions made for insolvent or financially impaired reinsurers. Both the 2002 and 2001 amounts were partially offset by favorable development in the ocean marine line of business. We decreased net loss reserves by $9.5 million in 2000, which decrease was attributable to the ocean marine and aircraft lines of business insurance as a result of favorable payout trends due, in part, to lower retention levels per loss.


Our inability to assess underwriting risk accurately could reduce our net income.

         Our underwriting success is dependent on our ability to assess accurately the risks associated with the businesses on which the risk is retained. We rely on the extensive experience of our underwriting staff in assessing these risks and the failure to retain or hire similarly experienced personnel could adversely affect our ability to accurately make those determinations. If we fail to assess accurately the risks we retain, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could reduce our net income. The underwriting process is further complicated by our exposure to unpredictable developments, including weather-related and other natural catastrophes, as well as war and acts of terrorism.

Decreases in rates or changes in terms for property and casualty insurance could reduce our net income.

         We write primarily property and casualty insurance. The property and casualty industry historically has been highly cyclical. Rates for property and casualty insurance are influenced primarily by factors that are outside of our control, including competition and the amount of available capital and surplus in the industry. For example, the substantial losses in the insurance industry arising from the events of September 11, 2001 caused rates in the insurance industry to rise. However, new capital has since flowed into the insurance industry. To the extent that more capital is available, there may be downward pressure on premium rates as a result of increased supply. These factors affecting rates for the industry in general impact the rates we are able to charge. Any significant decrease in the rates for property and casualty insurance could reduce our net income. While rates impact our net income, there is not necessarily a direct correlation between the level of rate increases or decreases and net income because other factors, such as the amount of catastrophe losses and the amount of expenses, also affect net income.

         Even as rates rise, the percentage average rate increases can fluctuate greatly and be difficult to predict. In 2002, our ocean marine line reflected average rate increases of 20% to 30%, our other liability line reflected average rate increases of 30% to 40% and our inland marine/fire line recorded average rate increases of 20% to 25%. Rates have increased in 2003, but to a lesser extent than those rate increases achieved in 2002. Average rate increases achieved in the first six months of 2003 for the ocean marine and other liability segments were approximately 10% and 15%, respectively, but we cannot assure you that rates will continue to increase.

         Prevailing policy terms and conditions in the property and casualty insurance market are also highly cyclical. Changes in terms and conditions unfavorable to insurers, which tend to be correlated with declining rates, could further reduce our net income.

If rating agencies downgrade their ratings of our insurance company subsidiaries, our future prospects for growth and profitability could be significantly and adversely affected.

         New York Marine and Gotham, our insurance company subsidiaries, each currently holds an A ("Excellent") financial strength rating from A.M. Best Company. This is the third highest of fifteen rating levels within A.M. Best's classification system. Financial strength ratings are used by insureds, insurance brokers and reinsurers as an important means of assessing the financial strength and quality of insurers. Any downgrade or withdrawal of our subsidiaries' ratings might adversely affect our ability to market our insurance products or might increase our reinsurance costs and would have a significant and adverse effect on our future prospects for growth and profitability.


Our reinsurers may not satisfy their obligations to us.

         We are subject to credit risk with respect to our reinsurers because the transfer of risk to a reinsurer does not relieve us of our liability to the insured. In addition, reinsurers may be unwilling to pay us even though they are able to do so. The failure of one or more of our reinsurers to honor their obligations to us or to delay payment would impact our cash flow and reduce our net income and could cause us to incur a significant loss.

         Premiums ceded to reinsurers in 2002 and 2001 amounted to $46.1 million and $58.0 million, respectively. Premiums ceded to reinsurers during the first six months of 2003 were $19.8 million.

         The only reinsurer that has received funds from us in the past two years and has failed to honor its obligations to us is Lloyd's. However, some of the reinsurers to which we previously ceded premiums are contesting coverage issues and their obligations to reinsure claims we paid on liability policies written during the period 1978 to 1985. We are vigorously enforcing collection of these reinsurance receivables through arbitration proceedings and/or commutation, but the unfavorable resolution of these arbitration proceedings and commutation negotiations could be material to our results of operations. The estimated amounts due from financially impaired reinsurers are included in our reserves for doubtful accounts on reinsurance receivables of $13.3 million and $17.6 million as of December 31, 2002 and 2001, respectively, and $11 million as of June 30, 2003.

If we are unable to purchase reinsurance and transfer risk to reinsurers or if the cost of reinsurance increases, our net income could be reduced or we could incur a loss.

         We attempt to limit our risk of loss by purchasing reinsurance to transfer a significant portion of the risks we assume. The availability and cost of reinsurance is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully purchase reinsurance and transfer risk through reinsurance arrangements. A lack of available reinsurance might adversely affect the marketing of our programs and/or force us to retain all or a part of the risk that cannot be reinsured. If we were required to retain these risks and ultimately pay claims with respect to these risks, our net income could be reduced or we could incur a loss.

Our business is concentrated in ocean marine, excess and surplus lines property and excess and surplus lines casualty insurance, and if market conditions change adversely or we experience large losses in these lines, it could have a material adverse effect on our business.

         As a result of our strategy to focus on specialty products in niches where we believe that we have underwriting and claims expertise and to decline business where pricing does not afford what we consider to be acceptable returns, our business is concentrated in the ocean marine, excess and surplus lines property and excess and surplus lines casualty lines of insurance. For the six months ended June 30, 2003, our ocean marine line accounted for approximately 76%, our excess and surplus lines property line for approximately 11% and our excess and surplus lines casualty line for approximately 13% of our gross written premiums. If we are unable to diversify our lines of business and our results of operations from any of these specialty lines are less favorable for any reason, including lower demand for our products on terms and conditions that we find appropriate, flat or decreased rates for our products or increased competition, the reduction could have a material adverse effect on our business.


If we are not successful in developing our new specialty lines, we could experience losses.

         Since January 1, 2001, we have entered into a number of new specialty lines of business including professional liability, commercial real estate, employment practices liability and commercial automobile insurance. We continue to look for appropriate opportunities to diversify our business portfolio by offering new lines of insurance in which we believe we have sufficient underwriting and claims expertise. However, because of our limited history in these new lines, there is limited operating history and financial information available to help us estimate sufficient reserve amounts for these lines and to help you evaluate whether we will be able to successfully develop these new lines or appropriately price and reserve for the likely ultimate losses and expenses associated with these new lines. Due to our limited history in these lines, we may have less experience managing their development and growth than some of our competitors. Additionally, there is a risk that the lines of business into which we expand will not perform at the level we anticipate.


Our industry is highly competitive and we may not be able to compete successfully in the future.

         Our industry is highly competitive and has experienced severe price competition over the last several years. We compete in the United States and international markets with domestic and international insurance companies. In the area of our primary focus, ocean marine liability, there are approximately 50 insurance companies writing almost $2 billion in annual premiums for ocean, drill rig, hull, war, cargo and other marine liability. Our main competitors and their respective shares of this market, as determined by Best's Aggregates and Averages, 2002 Edition (which used 2001 data) are: CNA Insurance Cos., 12.0%; American International Group, Inc., 8.3%; Ace INA Group, 7.6%; St. Paul Companies, 5.1%; Navigators Insurance Group, 2.5%; and XL America Group, 0.7%. Our market share is approximately 2.4%. We also write opportunistic excess and surplus property and casualty insurance programs for professional liability, commercial real estate, employment practices liability and commercial automobiles, but given the magnitude of these markets our market share is insignificant.

         Some of our competitors have greater financial, marketing and management resources than we do, have been operating for longer than we have and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. Much of our business is placed through insurance brokers. If insurance brokers were to decide to place more insurance business with competitors that have greater capital than we do, our business could be materially adversely affected. In addition, if we face further competition in the future, we may not be able to compete successfully.

         Competition in the types of insurance in which we are engaged is based on many factors, including our perceived overall financial strength, pricing and other terms and conditions of products and services offered, business experience, marketing and distribution arrangements, agency and broker relationships, levels of customer service (including speed of claims payments), product differentiation and quality, operating efficiencies and underwriting. Furthermore, insureds tend to favor large, financially strong insurers, and we face the risk that we will lose market share to higher rated insurers.

         The entry of banks and brokerage firms into the insurance business poses new challenges for insurance companies and agents. These challenges from industries traditionally outside the insurance business could heighten the competition in the property and casualty industry.

         We may have difficulty in continuing to compete successfully on any of these bases in the future. If competition limits our ability to write new business at adequate rates, our ability to transact business would be materially and adversely affected and our results of operations would be adversely affected.

We are dependent on our key personnel.

         Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. We consider our key officers to be George Trumbull, our chief executive officer, George Kallop, our executive vice president, George Berg, our senior vice president-claims, Paul Hart, our senior vice president, general counsel and secretary, Thomas Iacopelli, our senior vice president, chief financial officer and treasurer, Mark Blackman, our chief underwriting officer, and David Hamel, our controller. Except for severance agreements with Thomas Iacopelli and Paul Hart, we do not have any employment agreements with these individuals and we do not carry key man insurance on any of them. In addition, our underwriting staff is critical to our success in the production of business. While we do not consider any of our key executive officers or underwriters to be irreplaceable, the loss of the services of any of our key executive officers or underwriters or the inability to hire and retain other highly qualified personnel in the future could adversely affect our ability to conduct our business, for example, by causing disruptions and delays as workload is shifted to existing or new employees. We are not aware of any plans for any of our key personnel to retire or leave NYMAGIC in the near future.


If Mariner terminates its relationship with us, our business could be adversely affected.

         Mariner is party to a voting agreement and an investment management agreement, each described in more detail under "Voting Agreement" and "Mariner Investment Management Arrangement." Four of our directors and two of our executive officers are affiliated with Mariner. In addition, our Chairman and Chief Executive Officer is in the process of becoming a stockholder of Mariner. The voting agreement terminates immediately upon Mariner's resignation. Mariner also has the right to terminate the investment management agreement upon 30 days' prior written notice. If Mariner were to terminate its relationship with the Company, the disruption to our management could adversely affect our business.


The value of our investment portfolio and the investment income we receive from that portfolio could decline as a result of market fluctuations and economic conditions.

         Through June 30, 2003, a significant portion of our investment portfolio consisted of short-term U.S. government-backed fixed income securities and a smaller portion consisted of a diversified basket of hedge funds. Since June 30, 2003, we have reallocated our investment portfolio to decrease our reliance on short-term U.S. government-backed securities and to increase our investments in other fixed income securities and hedge funds. Both the fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions.

         For example, the fair market value of our fixed income securities increases or decreases in an inverse relationship with fluctuations in interest rates. The fair market value of our fixed income securities can also decrease as a result of any downturn in the business cycle that causes the credit quality of those securities to deteriorate. The net investment income that we realize from future investments in fixed income securities will generally increase or decrease with interest rates. Interest rate fluctuations can also cause net investment income from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, to differ from the income anticipated from those securities at the time of purchase. Partially as a result of a decline in the level of interest rates, the Company's overall investment yield in 2002 decreased to 4.0% from 4.7% in 2001. For the six months ended June 30, 2003, the Company's overall annualized investment yield was 2.4%. Future interest rate fluctuations will continue to affect our overall investment yield in the future.

         Similarly, hedge fund investments are subject to various economic and market risks. The risks associated with our hedge fund investments may be substantially greater than the risks associated with fixed income investments. Consequently, our hedge fund portfolio may be more volatile and the risk of loss greater than that associated with fixed income investments. Furthermore, because the hedge funds in which we invest sometimes impose limitations on the timing of withdrawals from the funds, our inability to withdraw our investment quickly from a particular hedge fund that is performing poorly could result in losses and may affect our liquidity. All of our hedge fund investments have timing limitations. Most hedge funds require a 60-day notice period in order to withdraw funds. Some hedge funds may require a withdrawal only at the end of their fiscal year. We may also be subject to withdrawal fees in the event the hedge fund is sold within a minimum holding period, which may be up to one year. Generally, the value of our investment portfolio is periodically adjusted to reflect current market prices. Similar treatment is not available for liabilities. As a result, a decline in the value of the securities in our investment portfolio could reduce our net income or cause us to incur a net loss.

         The following sets forth the allocation of our investment portfolio as of the dates indicated:

                                              MARKET        PERCENT         MARKET        PERCENT         MARKET        PERCENT
                                              VALUE         OF TOTAL        VALUE         OF TOTAL        VALUE         OF TOTAL
                                              AS OF        INVESTMENT       AS OF        INVESTMENT       AS OF        INVESTMENT
                                            8/31/2003      PORTFOLIO      6/30/2003      PORTFOLIO      12/31/2002     PORTFOLIO
                                            ---------      ---------      ---------      ---------      ----------     ---------


U.S. TREASURY SECURITIES                   $206,497,197         43.7%      $9,150,896          2.0%      $9,413,908         2.2%

MUNICIPALITIES                               17,333,055          3.7%      17,355,800          3.7%      21,066,341         4.9%

COLLATERALIZED DEBT OBLIGATIONS              81,399,964         17.2%      40,397,660          8.6%               -         0.0%

CORPORATE BONDS                              60,592,999         12.8%      51,677,509         11.1%               -         0.0%
                                             ----------         -----      ----------        ------      ----------        -----



         TOTAL FIXED MATURITIES            $365,823,215         77.5%     118,581,865         25.4%      30,480,249         7.1%
                                           ============         =====     ===========        ======      ==========       ======

SHORT-TERM INVESTMENTS                       13,332,125          2.8%     281,622,700         60.3%     355,803,960        82.8%
                                             ----------          ----     -----------        ------     -----------       ------

         TOTAL FIXED MATURITIES             379,155,340         80.3%     400,204,565         85.7%     386,284,209        89.9%
                                            ===========         =====     ===========        ======     ===========        =====
        AND SHORT-TERM INVESTMENTS

INDUSTRIAL & MISC. COMMON STOCKS                      -          0.0%               0          0.0%       4,728,484         1.1%

HEDGE FUNDS                                  93,140,246         19.7%      66,951,239         14.3%      38,477,220         9.0%
                                             ----------         -----      ----------        ------      ----------      -------

         TOTAL INVESTMENT PORTFOLIO        $472,295,586        100.0%    $467,155,804        100.0%    $429,489,913       100.0%
                                           ============        ======    ============        ======    ============       ======

         We may in the future invest in other assets that have risks specific to those assets, subject to the investment limitations described below.


Insurance laws and regulations restrict our ability to operate.

         We are subject to extensive regulation under U.S. state insurance laws. Specifically, New York Marine and Gotham are subject to the laws and regulations of the State of New York and to the regulation and supervision of the New York State Department of Insurance. In addition, each of New York Marine and Gotham is subject to the regulation and supervision of the insurance department of each state in which it is admitted to do business. Insurance laws and regulations typically govern most aspects of an insurance company's operations, including, but not limited to:

         o standards of solvency and capital adequacy, including risk based capital requirements;

         o restrictions on the amount, type, nature, quality and quantity of investments;

         o restrictions on the types of terms that can be included in insurance policies;

         o  standards for accounting;

         o  reserve requirements;

         o  premium rates;

         o  marketing practices;

         o  the amount of dividends that can be paid;

         o  licensing of agents;

         o  approval of reinsurance contracts and intercompany transactions;
            and

         o  insolvency proceedings.

         In addition, state legislatures and state insurance regulators continually reexamine existing laws and regulations and may impose a change that will materially adversely effect our business. The following is a brief summary of some of the regulatory requirements applicable to New York Marine and Gotham as insurance companies domiciled in the State of New York:

         Dividend Limitations: Without approval of the New York State Insurance Department, each of New York Marine and Gotham is prohibited from declaring or paying dividends during any rolling 12-month period that exceed 10% of its policyholder surplus as shown on its most recent quarterly statement or 100% of adjusted net investment income during that 12-month period, whichever is less. As is discussed in a separate risk factor below, until July 31, 2004, prior regulatory approval is required for New York Marine and Gotham to pay any dividends. In 2001, our insurance subsidiaries paid us an aggregate of $12,550,000 in dividends; in 2002 they paid us an aggregate of $12,361,000 in dividends; and in the first eight months of 2003 they paid us an aggregate of $8,875,000 in dividends.

         Investment Limitations: Each of New York Marine and Gotham is required to invest an amount equal to the greater of its minimum capital or its minimum policyholder surplus in obligations of the United States, obligations of the State of New York or its political subdivisions, obligations of other states and obligations secured by first mortgage loans. Sixty percent of that amount is required to be invested in obligations of the United States or obligations of the State of New York or its political subdivisions. In addition, each of New York Marine and Gotham is required to invest an amount equal to 50% of the aggregate amount of its unearned premium, loss and loss adjustment expense reserves in the following categories: cash, government obligations, obligations of U.S. institutions, preferred or guaranteed shares of U.S. institutions, loans secured by real property, real property, foreign investments of a type that would be permitted for comparable U.S. investments and development bank obligations. Investments in the foregoing categories are also subject to detailed quantitative and qualitative limitations applicable to individual categories and to an overall limitation that no more than 10% of each insurance company's assets may be invested in any one institution. After each of New York Marine and Gotham invests an amount equal to 50% of its unearned premium, loss and loss adjustment reserves in the foregoing investments, each of New York Marine and Gotham may invest in equity and partnership interests, securities issued by registered investment companies and other otherwise impermissible investments, subject to applicable laws and regulatory requirements.

         Intercompany Transactions: According to the New York insurance holding company statute, an insurance holding company system includes any person who directly or indirectly controls an authorized insurer and all persons under its direct or indirect control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company.

         Prior approval by the New York State Insurance Department is required for the following transactions between New York Marine or Gotham and any person in its holding company system: sales, purchases, exchanges, loans or extensions of credit, or investments, involving five percent or more of the insurer's admitted assets at last year-end. The following transactions between New York Marine or Gotham and any person in its holding company system require prior review by the New York State Insurance Department and may not be entered into if the New York State Insurance Department disapproves them:

         o sales, purchases, exchanges, loans or extensions of credit, or investments, involving more than 1/2% but less than 5% of the insurer's admitted assets at last year-end;

         o sales, purchases, exchanges, loans or extensions of credit, or investments, involving 1/2% or less of the insurer's admitted assets at last year-end, but which, when added to the aggregate of any other sales, purchases, exchanges, unpaid loans, unpaid extensions of credit, or investments made during the preceding 12 months, causes the aggregate to exceed 1% of the insurer's assets at last year-end;

         o   reinsurance treaties or agreements;

         o   rendering of services on a regular systematic basis;

         o any lease of real or personal property which does not provide for the rendering of services on a regular and systematic basis and where the aggregate payments to be made, including any renewals or extensions, exceeds 1% of the insurer's admitted assets at last year-end; or

         o any other material transaction, specified by regulation, which the New York Superintendent of Insurance determines may adversely affect the interests of the insurer's policyholders or shareholders.

         Any failure to comply with any of these laws could subject us to fines and penalties and restrict us from conducting business. The application of these laws could also affect our liquidity and ability to pay dividends on our common stock and could restrict our ability to expand our business operations through acquisitions involving our insurance subsidiaries.

Failure to comply with insurance laws and regulations could have a material adverse effect on our business.

         While we endeavor to comply with all applicable insurance laws and regulations, we cannot assure you that we have or can maintain all required licenses and approvals or that our business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Each of New York Marine and Gotham must maintain a license in each state in which it intends to issue insurance policies or contracts on an admitted basis. Regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. These types of actions could have a material adverse effect on our business, including preventing New York Marine or Gotham from writing insurance on an admitted basis in a state that revokes or suspends its license.

Our holding company structure could prevent us from paying dividends on our common stock.

         NYMAGIC is a holding company whose most significant assets consist of the stock of its operating subsidiaries. Thus, our ability to pay dividends on our common stock in the future may be dependent on the earnings and cash flows of our subsidiaries and the ability of the subsidiaries to pay dividends or to advance or repay funds to us. This ability is subject to general economic, financial, competitive, regulatory and other factors beyond our control. As discussed above, payment of dividends and advances and repayments from our operating subsidiaries are regulated by the New York insurance laws and regulatory restrictions. Accordingly, our operating subsidiaries may not be able to pay dividends or advance or repay funds to us in the future, which could prevent us from paying dividends on our common stock. We paid a cash dividend of ten cents per share to shareholders of record in March, June and September of 2001, for an aggregate dividend payment in 2001 of approximately $3.7 million. We did not declare or pay any dividends in December of 2001 or at any time during 2002. We paid a dividend of six cents per share to shareholders on each of April 8, 2003 and July 8, 2003, for an aggregate dividend payment in the first six months of 2003 of approximately $1.2 million.

Until July 31, 2004, any dividend payments by our two New York insurance subsidiaries require prior regulatory approval by the New York State Insurance Department.

         On February 20, 2002, shareholders who currently control approximately 56.09% of the voting power of our common stock entered into a voting agreement with Mariner. Before any of the control rights conferred on Mariner by the voting agreement could go into effect, Mariner and its majority owner, William J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance. Accordingly, Mariner and Mr. Michaelcheck filed with the New York Superintendent of Insurance an application for approval of acquisition of control of NYMAGIC, which was approved on July 31, 2002. As a condition of obtaining that approval, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which included a commitment that until July 31, 2004, Mariner and Mr. Michaelcheck will prevent New York Marine and Gotham from paying any dividends without the prior written consent of the department. The boards of directors of New York Marine and Gotham have also passed resolutions joining in that commitment.


Because of the concentration of the ownership of, and the thin trading in, our common stock, you may have difficulties in selling shares of our common stock.

         Currently, the ownership of our stock is highly concentrated, with a majority of our stock held by the selling shareholders and their affiliates. As of October 2, 2003, we had 68 record holders and approximately 609 beneficial owners of our common stock. All of the selling shareholders under this prospectus may be deemed to be affiliates of NYMAGIC and all of our selling shareholders, except Conning Capital Partners VI, L.P., which we refer to as Conning, are parties to the voting agreement with Mariner.

         Historically, the trading market in our common stock has been thin. In 2001, our average monthly trading volume was 5,351 shares; in 2002, our average monthly trading volume was 5,320 shares; and in the first half of 2003, our average monthly trading volume was 7,076 shares. In 2001, we had 31 days on which none of our shares traded; in 2002, we had seven days on which none of our shares traded; and in the first eight months of 2003, we had one day on which none of our shares traded. Even if shares are sold pursuant to this registration statement, we cannot assure you that the trading market for our common stock will become more active on a sustained basis. Therefore, you may have difficulties in selling shares of our common stock.


You may suffer dilution upon the exercise of Conning's option to purchase our common stock, and the exercise of Conning's or Mariner's option to purchase our common stock and subsequent resales, or sales of our common stock by our officers, directors or major shareholders, may depress our stock price.

         As of October 15, 2003, we have 9,706,498 shares of common stock outstanding. As described in "Selling Shareholders," Conning has the option to acquire 500,000 shares of common stock, 400,000 of which would be issued by us. In the event Conning exercises this option with respect to the stock issued by us, you will suffer immediate dilution.

         If exercised, the 500,000 shares subject to the Conning option, taken together with the 500,000 shares of our common stock owned by Conning, and the 1,800,000 shares subject to the option of Mariner described under "Voting Agreement - Mariner Stock Option," would, in the aggregate, represent approximately 29% of our common stock as of October 15, 2003, assuming we issued 400,000 option shares to Conning, which shares would be eligible for sale in the public market. Further, as of October 15, 2003, our officers and directors beneficially owned approximately 59% of our common stock. Any sale by these parties could adversely affect the market price of our common stock and could impair our ability to raise funds in future stock offerings.

Trading in our common stock has the potential to be volatile.


         The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of our common stock may be significantly affected by quarterly variations in our results of operations, changes in financial estimates by securities analysts or failures by us to meet such estimates, litigation involving us, general trends in the insurance industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond our control.

         The thin trading in our stock has the potential to contribute to the volatility of our stock price. When few shares trade on any given day, any one trade, even if it is a relatively small trade, may have a strong impact on our market price, causing our share price to rise or fall. If our stock continues to trade thinly after shares have been sold pursuant to this registration statement, our share price may continue to be volatile.


         The following table sets forth high and low closing prices for the periods indicated as reported on the New York Stock Exchange Composite Tape:


                                                    2003
-------------------------------------------------------------------------------
                                        High          |          Low
-------------------------------------------------------------------------------
 First Quarter                         $20.22                   $18.10
 Second Quarter                         23.45                    18.50
 Third Quarter                          25.92                    19.85
 Fourth Quarter (through                25.80                    23.20
 October 29, 2003)

                                                    2002
-------------------------------------------------------------------------------
                                       High           |          Low
-------------------------------------------------------------------------------
 First Quarter                         $20.61                  $15.63
 Second Quarter                         22.01                   15.14
 Third Quarter                          15.36                   13.85
 Fourth Quarter                         20.89                   14.61

                                                    2001
-------------------------------------------------------------------------------
                                       High           |          Low
-------------------------------------------------------------------------------
 First Quarter                         $19.00                  $17.60
 Second Quarter                         22.27                   18.15
 Third Quarter                          20.79                   15.85
 Fourth Quarter                         18.99                   15.60



Because a majority of our outstanding stock is subject to a voting agreement, our other shareholders have limited ability to impact voting decisions.

         With the exception of Conning, all of the selling shareholders, together with some of their affiliates, have entered into a voting agreement with Mariner which will last until February 15, 2007, unless terminated earlier. This voting agreement authorizes Mariner, with the approval of any two of three participating shareholders under the voting agreement, to vote all the shares covered by the agreement. Among other matters, the voting agreement addresses the composition of our board of directors. The shares covered by the voting agreement currently represent approximately 56.09% of our outstanding shares of common stock as of October 15, 2003. As a result, to the extent that those shares are voted by Mariner in accordance with the voting agreement, Mariner and the participating shareholders would control most matters on which our shareholders have the right to vote. This means that other shareholders, including investors who purchase common stock in this offering, will collectively have less of an ability to impact voting decisions than they would have if they made a comparable investment in a company that did not have a concentrated block of shares subject to a voting agreement. If all of the shares covered by this prospectus were sold, including shares subject to options held by Conning, 38.04% of our outstanding shares, based on our outstanding shares as of October 15, 2003, would remain covered by the voting agreement. Although no longer representing a majority of our outstanding shares, this would still represent a sizable voting block.


The voting agreement and the large concentration of our stock ownership in the hands of a few shareholders could impede a change of control and could make it more difficult to effect a change in our management.


         Because 56.09% of our currently outstanding stock is subject to the voting agreement, it would be difficult for anyone to effect a change of control that is not approved by the parties to the voting agreement. Even if the participating shareholders under the voting agreement were to sell all of their shares that were covered by this prospectus, the remaining 38.04% of our outstanding stock that would be subject to the voting agreement would continue to represent a sizable voting block. Even if the participating shareholders were to terminate the voting agreement, their collective share ownership would still be substantial, so that they could choose to vote in a similar fashion on a change of control and have a significant impact on the outcome of the voting. And, even without taking into account the voting agreement, our directors and executive officers beneficially own approximately 59% of our issued and outstanding common stock as of October 15, 2003. The voting agreement and the concentration of our stock ownership could impede a change of control of NYMAGIC that is not approved by the participating shareholders and which may be beneficial to shareholders who are not parties to the voting agreement. In addition, because the voting agreement, together with the concentration of ownership, results in the major shareholders determining the composition of our board of directors, it also may be more difficult for other shareholders to attempt to cause current management to be removed or replaced.


You may require regulatory approval if you wish to acquire a large amount of common stock in the offering.


         Under the New York insurance holding company statute, insurance regulatory authority extends to persons who are deemed to control, or under common control with, insurance companies domiciled in the State of New York. Currently, there are three shareholders who are deemed to indirectly control New York Marine and Gotham because each of them controls more than 10% of our outstanding stock. Those three shareholders are:


         o  Mark W. Blackman, a son of our founder and Louise B. Tollefson;

         o Blackman Investments LLC, which is controlled by John N. Blackman, Jr., a son of our founder and Louise B. Tollefson; and

         o Robert G. Simses, in his capacity as trustee of the trusts and foundations which were established by Louise B. Tollefson, the former wife of our founder.

         In addition, Mariner and its majority shareholder, William J. Michaelcheck, are deemed to control New York Marine and Gotham by virtue of the voting agreement between Mariner and the above three participating shareholders. Messrs. Mark W. Blackman, John N. Blackman, Jr., Simses and Michaelcheck are all members of our board of directors.

         In order for any investor other than the foregoing to acquire 10% or more of the outstanding voting securities of NYMAGIC, that investor must either be an insurance company authorized to do business in the State of New York or must:

         o  give 20 days' written notice to New York Marine and Gotham; and

         o receive the approval of the Superintendent of Insurance of the State of New York.

         This requirement adds costs and time to the process of acquiring 10% or more of the shares of common stock of NYMAGIC. In addition, there is a possibility that the Superintendent of Insurance could reject an application to acquire 10% or more of the shares of common stock of NYMAGIC. This regulatory requirement could prevent a change of control that is not approved by the Superintendent of Insurance. There is no requirement that a person who wishes to acquire 10% or more of the outstanding voting securities of NYMAGIC must receive the approval of the Company or the parties to the voting agreement.


             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus and the information incorporated by reference in this prospectus may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "intend," "project," "forecasts," "goals," "could have," "may have" and similar expressions. You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions which we describe in more detail elsewhere herein and in other documents filed by us with the SEC, including, among other things, the following:


         o   the cyclical nature of the insurance and reinsurance industry,

         o   premium rates,

         o   investment results,

         o   the estimation of loss reserves and loss reserve development,

         o uncertainties associated with asbestos and environmental claims, including difficulties with assessing latent injuries and the impact of litigation, settlements, bankruptcies and potential legislation,

         o the uncertainty surrounding the loss amounts related to the attacks of September 11, 2001,

         o   the occurrence and effects of wars and acts of terrorism,

         o   net loss retention,

         o   the effect of competition,

         o the ability to collect reinsurance receivables and the timing of such collections,

         o   the availability and cost of reinsurance,

         o   the ability to pay dividends,

         o   regulatory changes,

         o changes in any ratings assigned to the Company or its subsidiaries by rating agencies,

         o failure to retain key personnel and the possibility that our relationship with Mariner could terminate or change, and

         o the fact that ownership of our common stock is consolidated among a few major shareholders, and is subject to the voting agreement.


         These factors and the risk factors and forward-looking statements referred to under "Risk Factors" and elsewhere in this prospectus could cause actual results or outcomes to differ materially from our expectations. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors, if any, will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by this cautionary note.


                                USE OF PROCEEDS

         NYMAGIC will not receive any of the proceeds from the sale of common stock by the selling shareholders, although if Conning sells any of the 400,000 shares of common stock issuable by us which are subject to option, NYMAGIC will receive the then current exercise price for such shares from Conning.


         Because we are not selling any shares of our common stock pursuant to this registration, this registration statement does not dilute our currently outstanding common stock, except to the extent Conning exercises its option to purchase 400,000 shares from us.



                               VOTING AGREEMENT

         On February 20, 2002, shareholders who are affiliated with the Blackman/Tollefson family entered into a voting agreement with Mariner with respect to 56.09% of the current voting power of NYMAGIC.

         Mariner is an investment management company founded by William J. Michaelcheck, a member of our Board of Directors. Mr. Michaelcheck is the majority shareholder of Mariner. One of Mariner's wholly-owned subsidiaries, Mariner Investment Group, Inc., which we refer to as the Mariner
Group, was founded in 1992 and, together with its affiliates, provides investment management services to investment funds, reinsurance companies and a limited number of institutional managed accounts. The Mariner Group has been a registered investment advisor since May 2003.

         The shares subject to the voting agreement were originally held by John N. Blackman, Sr., who founded the Company in 1972 and died in 1988. The shareholders who are parties to the voting agreement are either heirs of Mr. Blackman, whom we refer to as our founder, or entities established or controlled by them. Three of those shareholders are designated in the voting agreement as "participating shareholders" and have the specific rights described below. The participating shareholders are as follows:

         o Mark W. Blackman, a son of our founder and Louise B. Tollefson, is a participating shareholder in his individual capacity. He has been a member of our Board of Directors since 1979 and served as our President from 1988 to 1998. He has been our Chief Underwriting Officer since June 2002.

         o John N. Blackman, Jr., a son of our founder and Louise B. Tollefson, acts as a participating shareholder in his dual capacity as controlling member of Blackman Investments LLC and co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001. He has been a member of our Board of Directors since 1975 and served as Chairman of the Board from 1988 to 1998.

         o Robert G. Simses acts as a participating shareholder in his capacity as sole trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000, sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998, co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000 and co-trustee of the Bennett
            H. Tollefson Charitable Lead Unitrust dated March 30, 2000. We refer to these trusts and foundations as the Tollefson trusts. The settlor of most of these trusts, Louise B. Tollefson, is the former wife of our founder and was a member of our Board of Directors from 1986 to 2001. Mr. Simses has been a member of our Board of Directors since 2001. He is also Managing Partner of the law firm of Warwick & Simses and President and Chief Operating Officer of The William H. Pitt Foundation Inc.

Voting Rights of Mariner

         The participating shareholders retained significant voting rights over their shares under the voting agreement. Mariner may only vote the shares that are subject to the voting agreement with the written approval of two of the three participating shareholders. If two of the three participating shareholders fail to approve any vote by Mariner on any matter, then Mariner is not permitted to vote on that matter and, generally, the participating shareholders are also not permitted to vote on that matter. However, if one of the following types of matters is under consideration and two of the three participating shareholders fail to approve the vote by Mariner, the participating shareholders are entitled to vote their shares instead of
Mariner:

         o the merger or consolidation of NYMAGIC into or with another corporation,

         o  the sale by NYMAGIC of all or substantially all of its assets,

         o  the dissolution and/or liquidation of NYMAGIC, or

         o  any recapitalization or stock offering of NYMAGIC.

Nomination of Directors


         The voting agreement provides for our Board of Directors to consist of twelve directors and allocates the right to nominate candidates for those twelve positions in the following manner:

     o Mariner is entitled to nominate four candidates. The four current directors who were nominated by Mariner are William J. Michaelcheck, George R. Trumbull III, who serves as our Chairman and Chief Executive Officer, A. George Kallop, who serves as our Executive Vice President, and William D. Shaw, Jr., who serves as our Vice Chairman.

     o Each participating shareholder is entitled to nominate two candidates. The two current directors who were nominated by John N. Blackman, Jr. are John N. Blackman, Jr. and John R. Anderson. The two current directors who were nominated by Mark W. Blackman are Mark W.
         Blackman and Glenn R. Yanoff. The two current directors who were nominated by Robert G. Simses are Robert G. Simses and Glenn Angiolillo.

     o Our Chief Executive Officer is entitled to nominate two candidates. The two current directors who were nominated by Mr. Trumbull are David W. Young and John T. Baily.

If any participating shareholder does not nominate the full number of candidates for election to the Board that such participating shareholder is entitled to nominate, then, in addition to its other rights, Mariner, instead of that participating shareholder, may nominate a number of candidates equal to the number not nominated by that participating shareholder. In addition, the participating shareholders have agreed, consistent with their fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated directors, as designated by Mariner, as Chairman of each meeting.

Election of Directors

         Provided that the candidates of the participating shareholders would not be legally disqualified from serving as directors of NYMAGIC, Mariner is required to vote all shares that are subject to the voting agreement in favor of the election of those candidates, or any successor or replacement candidates, nominated by the participating shareholders. Mariner is not permitted to vote the shares subject to the voting agreement to remove any director nominated by a participating shareholder without the consent of that participating shareholder. In accordance with the general voting provisions discussed above under the heading "Voting Rights of Mariner," Mariner is permitted to vote the shares subject to the voting agreement to elect its own candidates only with the written approval of two of the three participating shareholders. In connection with the election of directors at the annual meeting of shareholders in 2003, all three of the participating shareholders approved the voting of those shares to elect the four candidates nominated by Mariner.

Termination Provisions


         The voting agreement will terminate upon the earliest to occur of:

          o  February 15, 2007;

          o the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

          o  immediately upon the resignation of Mariner; or

          o upon written notice of termination to Mariner from all of the participating shareholders.


Mariner Stock Option

         The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of our common stock from the participating shareholders in the amounts set forth below opposite each participating shareholder's name:

         o   Mark W. Blackman                             450,000 shares

         o   Blackman Investments LLC                     450,000 shares

         o   Robert G. Simses, as trustee of the          900,000 shares
             Tollefson trusts

In the event Mariner exercises this option, Mr. Simses will have the sole right to determine the number of shares to be provided by any one of the Tollefson trusts.

         The option exercise price per share is based on the date the option is exercised. At the time the voting agreement was signed, the option exercise price was $19.00, with the exercise price increasing $0.25 per share every three months. The initial exercise price of $19.00 was approximately equal to the mid-point of the market price of our common stock and the book value of our common stock, during the period in which the voting agreement was negotiated. The final exercise price, for exercises between February 15, 2007 and March 17, 2007, is $24.00 per share. The exercise price will be adjusted by deducting the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through the date Mariner exercises its option. This option was granted with the intention of aligning Mariner's interests with the interests of all of our shareholders.

         Generally, Mariner's option will expire 30 days after the termination of the voting agreement. However, if the voting agreement is terminated prior to February 15, 2007 by unanimous written notice from the participating shareholders, then the option will continue in full force and effect until the close of business on February 15, 2007, unless the termination was due to gross negligence of or willful misconduct by Mariner that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, in which case the option will terminate concurrently with the termination of the voting agreement.


Transferability of the Option


         The option granted to Mariner is not transferable except in the following instances, with the assignee agreeing to be bound to the voting agreement:


         o Mariner is permitted to assign the option, in whole or in part, to any one or more of William J. Michaelcheck, William D. Shaw,
             Jr., George R. Trumbull and A. George Kallop or any other individual employed by or acting as a consultant for Mariner in connection with NYMAGIC.

         o With the written consent of at least two participating shareholders, Mariner or any assignee as described above is permitted to assign the option, in whole or in part, to any one or more other persons.

         On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr., our Vice Chairman, and A. George Kallop, our Executive Vice President, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop.

Consideration to Mariner

         Mariner did not pay any cash consideration to the participating shareholders, nor did the participating shareholders pay any cash consideration to Mariner, in connection with the voting agreement. Mariner's sole compensation for entering into the voting agreement, as opposed to the investment management arrangement discussed below, is the option to purchase NYMAGIC shares from the participating shareholders. To date, Mariner has not exercised this option, but should it elect to do so, it would pay the option exercise price to the participating shareholders at that time.

Transferability of NYMAGIC Shares

         The participating shareholders retain the right to transfer any of the shares covered by the voting agreement, provided that two conditions are satisfied. First, the participating shareholders must at all times retain the number of shares necessary to enable Mariner to exercise its option. Second, except for 250,000 shares of each participating shareholder, the transferred shares must remain subject to the voting agreement. The participating shareholders have waived the requirement that assignees be bound by the voting agreement with respect to any of their shares initially sold pursuant to the registration statement of which this prospectus is a part on or prior to December 31, 2003. To the extent that any shares covered by the voting agreement are to be sold pursuant to such registration statement after that date, the participating shareholders will either waive the requirement that assignees be bound by the voting agreement with respect to the shares so sold or disclosure will be made in a prospectus supplement for any such offering.


Background of and Reasons for the Voting Agreement

         The participating shareholders entered into the voting agreement with Mariner in February 2002 because they were dissatisfied with the recent financial performance of NYMAGIC and with the high turnover in its senior management, as evidenced by the succession of four Chief Executive Officers and three Chairmen of the Board over a four-year period. The voting agreement was intended to permit Mariner to coordinate the voting of the participating shareholders for Mariner's recommended actions, subject to receiving the consent of two out of three of them on each matter voted upon. The goal of this voting arrangement was to secure a new, unified management team for NYMAGIC.

         The first of the participating shareholders to have discussions with the Mariner Group about a potential role for the Mariner Group in relation to NYMAGIC was Mr. Simses, who was acquainted with the Mariner Group. In October 2001, Mr. Simses spoke with Mr. Shaw about an investment that the Tollefson trusts were contemplating in several hedge funds managed by the Mariner Group. In the course of that discussion, Mr. Simses expressed his disappointment with the recent financial performance of NYMAGIC and the high level of executive turnover, and Mr. Shaw suggested that the Mariner Group could offer its expertise in investment and financial management and its contacts in the investment and financial community to assist in finding new leadership and turning the company around. Mr. Simses communicated this suggestion to Bennett
H. Tollefson, a co-trustee of some of the Tollefson trusts and husband of Louise B. Tollefson. At the request of Mr. Simses, acting on behalf of Mrs. Tollefson, Mark W. Blackman met with members of the Mariner Group's management in November 2001 to discuss possible structural arrangements for the Mariner Group to become involved in the management of NYMAGIC. In December 2001, John
N. Blackman, Jr. joined these conversations and the basic structure of the voting agreement was developed. On February 20, 2002, the voting agreement was signed.

Management Changes Following Signing of the Voting Agreement

         On March 4, 2002, Mr. Michaelcheck sent a letter to Robert W. Bailey, who was then NYMAGIC's Chairman and Chief Executive Officer, enclosing a copy of the voting agreement, stating that the participating shareholders intended to bring about a change in the composition of NYMAGIC's Board of Directors and requesting a meeting with Mr. Bailey to discuss these matters. In March

2002, Mr. Michaelcheck and Mr. Trumbull met with Mr. Bailey to discuss Mariner's plans for the Company. In the following weeks, Mr. Bailey and the incumbent Board cooperated with Mariner and the participating shareholders in effecting a smooth transition in leadership. Among other things, the Board agreed to nominate for election as directors at the annual meeting those candidates who were recommended by Mariner and the participating shareholders, as well as Mr. Bailey, the then current Chairman and Chief Executive Officer. This was purely voluntary on the part of the incumbent Board, since, for the regulatory reasons discussed below, Mariner did not yet have the ability to exercise the voting rights and board nomination rights provided in the voting agreement. Before nominating Mr. Angiolillo and the four Mariner candidates, the incumbent Board conducted an independent review of the backgrounds of those candidates in order to satisfy itself as to their qualifications. The remaining five candidates recommended by the participating shareholders were already members of the Board, as was Mr. Bailey. The new Board consisting of eleven directors was elected by the NYMAGIC shareholders at the annual meeting on May 22, 2002. Following the election of the new Board of Directors, Mr. Trumbull was appointed Chairman, Mr. Shaw was appointed Vice Chairman and Mr. Kallop was appointed Executive Vice President. On June 30, 2002, upon the retirement of Mr. Bailey, Mr. Trumbull succeeded him as Chief Executive Officer. Also in June 2002, Mr. Mark W. Blackman rejoined the Company and was subsequently appointed Chief Underwriting Officer.


Regulatory Considerations

         During the period of management changes in May and June 2002, Mariner's voting rights, board nomination rights and right to acquire through exercise of the option 10% or more of the voting stock of NYMAGIC were not yet effective. The reason for this delayed effectiveness is that, for purposes of the New York insurance holding company statute, the exercise of any of those rights would have constituted "control" of NYMAGIC and its subsidiaries, New York Marine and Gotham. Under the provisions of the holding company statute which govern acquisitions of control, Mariner and its majority owner, William
J. Michaelcheck, were required to obtain the approval of the New York Superintendent of Insurance before any of the above control rights could go into effect. Accordingly, on April 1, 2002, Mariner and Mr. Michaelcheck filed an application for approval of acquisition of control with the New York Superintendent of Insurance.


         As a condition of obtaining that approval, on July 8, 2002, Mariner and Mr. Michaelcheck furnished a commitment letter to the New York State Insurance Department, which, among other matters, provided that until July 31, 2004, Mariner and Mr. Michaelcheck will prevent New York Marine and Gotham from paying any dividends without the prior written consent of the department. New York Marine and Gotham adopted board of directors' resolutions containing a comparable commitment not to pay dividends prior to July 31, 2004 without the prior written consent of the department, and NYMAGIC submitted those resolutions to the department in conjunction with Mariner's application. Following receipt of the commitment letter and New York Marine's and Gotham's board resolutions, and completion of the department's review of the application, the Superintendent of Insurance granted approval for the acquisition of control on July 31, 2002. Since that time, Mariner has had the full ability to exercise the share voting rights, board nomination rights and option rights provided in the voting agreement.


Amendments to the Voting Agreement


         The voting agreement provides that it may be amended or extended by the unanimous written consent of the participating shareholders and Mariner. The voting agreement was amended on January 27, 2003 to extend the duration of the agreement from February 15, 2005 to February 15, 2007 in order to provide Mariner with additional time to improve the performance of NYMAGIC and in order to allow for the appointment of an eleventh director. David W. Young was chosen for this newly created Board position. Mr. Young is affiliated with Conning, which owns 500,000 shares of our common stock and options to purchase an additional 500,000 shares of our common stock. The voting agreement was further amended on March 12, 2003 to allow for the appointment of a twelfth director and John T. Baily was chosen for this newly created Board position. In addition, as discussed under "Voting Agreement - Transferability of NYMAGIC Shares," a limited waiver has been signed with respect to certain transferability restrictions.

                  MARINER INVESTMENT MANAGEMENT ARRANGEMENT

         In addition to the voting agreement, Mariner entered into an investment management agreement with NYMAGIC, New York Marine and Gotham effective October 1, 2002. This investment management agreement was amended and restated on December 6, 2002. Under the terms of the investment management agreement, Mariner manages the Company's investment portfolios. Mariner may purchase, sell, redeem, invest, reinvest or otherwise trade securities on behalf of the Company. Mariner may, among other things, exercise conversion or subscription rights, vote proxies, select broker dealers and value securities and assets of the Company. Under the terms of the investment management agreement the Company's investments have been reallocated into the following three categories:

         o   the liquidity portfolio (cash management);

         o   the fixed-income portfolio (fixed-income investments); and

         o the hedge fund and equity portfolio (alternative investment vehicles and common and preferred equities).

         The investment management agreement does not have a specific duration period and may be terminated by either party on 30 days' prior written notice.

         Fees to be paid to Mariner under the investment management agreement are based on a percentage of the investment portfolio as follows: 0.20% of liquid assets, 0.30% of fixed maturity investments and 1.25% of hedge fund (limited partnership) investments. We incurred Mariner investment expenses of $317,514 pursuant to this agreement in 2002. From January 1, 2003 through June 30, 2003, we incurred Mariner investment expenses of $719,335 pursuant to this agreement and we anticipate incurring approximately $1.1 million more of Mariner investment expenses pursuant to this agreement in 2003. Assuming this agreement remains in effect, we anticipate incurring Mariner investment expenses of approximately $2.4 million pursuant to this agreement in 2004. In the event that assets in the hedge fund and equity portfolio are invested in alternative investment vehicles managed by Mariner or any of its affiliates, the 1.25% advisory fee is waived with respect to those investments, although any fees imposed by the investment vehicles themselves are nonetheless payable.

         William J. Michaelcheck, a Director of the Company, is Chairman and Chief Executive Officer of Mariner and owns a majority of the stock of Mariner. George R. Trumbull, Chairman, Chief Executive Officer and a Director of the Company, A. George Kallop, Executive Vice President and a Director of the Company, and William D. Shaw, Jr., Vice Chairman and a Director of the Company, are also associated with Mariner. Currently, Mr. Trumbull is in the process of becoming a shareholder of Mariner. Messrs. Kallop and Shaw have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services. As noted above, pursuant to the voting agreement, Mariner, together with the participating shareholders (Mark W. Blackman, John N. Blackman, Jr. and Robert
G. Simses), currently controls the vote of a majority of NYMAGIC's outstanding voting securities.

         We believe that the terms of the investment management agreement are no less favorable to NYMAGIC and its subsidiaries than the terms that would be obtained from an unaffiliated investment manager for the services provided. The investment management fees paid to Mariner were arrived at through negotiations between the Company and Mariner. All then current directors participated in the discussion of the investment management agreement. In accordance with the Company's conflict of interest policy, the investment management agreement was approved by an independent committee of the Company's board of directors, which consisted of all directors who were neither Mariner affiliates nor participating shareholders under the voting agreement. Thereafter, the investment management agreement was approved by the entire board of directors. Under the provisions of the New York insurance holding company statute, because of the control relationship between Mariner and New York Marine and Gotham, the investment management agreement was submitted for review by the New York State Insurance Department, which examined, among other things, whether its terms were fair and equitable and whether the fees for services were reasonable. Upon completion of that review, the investment management agreement was found to be non-objectionable by the department.

                             SELLING SHAREHOLDERS

         The following table sets forth the number of shares of common stock owned by each selling shareholder as of October 15, 2003, the number of shares of common stock that may be offered for such selling shareholder's account and the number of shares of common stock and, based on the number of shares of common stock owned as of October 15, 2003, the percentage of the outstanding shares of NYMAGIC common stock that will be owned by such selling shareholder if all of the shares of common stock that may be offered by that shareholder are sold. The information provided in the table below with respect to each selling shareholder has been obtained from that selling shareholder.

         The registration of shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.



                                                                                  Shares of Common Stock to be Owned Assuming
                                                                                     Sale of All Shares Available for Sale
                                                                                       Pursuant to This Registration (1)
                                                                                          ---------------------------------
                                                          Maximum Number of
                                                         Shares Available for
       Name of Selling             Shares of Common         Sale Pursuant
         Shareholder                  Stock Owned        to This Registration            Number                Percent
         -----------                  -----------        --------------------            ------                -------

Conning Capital Partners VI,             1,000,000                1,000,000                      0                   0%
L.P. (2)

Mark W. Blackman (3)                     1,719,530                  750,000                969,530                9.99%

Blackman Investments LLC (4)             1,720,030                  750,000                970,030                9.99%

Louise B. Tollefson 2000                 1,080,667                  220,000                860,667                8.87%
Florida Intangible Trust
dated 12/12/00 (5)

Louise B. Blackman Tollefson               133,401                  130,000                  3,401                0.04%
Family Foundation
dated 3/24/98 (5)

Louise B. Tollefson                        309,450                  160,000                149,450                1.54%
Charitable Lead Annuity
Trust dated 3/30/00 (5)

Bennett H. Tollefson                       291,093                  140,000                151,093                1.56%
Charitable Lead
Unitrust 3/30/00 (5)

Mariner Partners, Inc. (6)               1,170,000                1,170,000                      0                   0%

William D. Shaw, Jr. (7)                   315,000                  315,000                      0                   0%

A. George Kallop (7)                       315,000                  315,000                      0                   0%

____________________

(1) The share amounts shown in this column assume that all shares that may be offered by a selling shareholder pursuant to this prospectus are sold and that no other shares owned by that selling shareholder are sold. The percentages are calculated based on 9,706,498 shares of NYMAGIC common stock outstanding as of October 15, 2003, without taking into account the exercise by Conning of the options described in footnote (2) below (other than in the calculation of Conning's ownership after the assumed sale).

(2) The 1,000,000 shares being offered by Conning include 400,000 shares acquired from NYMAGIC and 100,000 shares acquired from Blackman Investments LLC pursuant to Securities Purchase Agreements, dated January 31, 2003, and an additional 400,000 shares and 100,000 shares that Conning has the right to acquire from NYMAGIC and Blackman Investments LLC, respectively, by the exercise of options granted in connection with those securities purchase agreements. Under the provisions of the securities purchase agreement with NYMAGIC, Conning is entitled to designate one member of the board of directors of NYMAGIC. Pursuant to this provision, David W. Young, a managing member of the general partner of Conning, has served as a director of NYMAGIC since February 3, 2003.

(3) Mark W. Blackman has been a director of NYMAGIC since 1989 and employee of NYMAGIC since June 2002. He is currently the Chief Underwriting Officer of NYMAGIC. He is the brother of John N. Blackman, Jr. and a son of Louise B. Tollefson. Mark W. Blackman is a party to the voting agreement.


(4) John N. Blackman, Jr., a member and co-manager of Blackman Investments LLC, has been a director of NYMAGIC since 1989. He is the brother of Mark
     W. Blackman and a son of Louise B. Tollefson. John N. Blackman, Jr. is also a co-trustee of the Blackman Charitable Remainder Trust, which owns 100,000 shares of common stock. If these shares were deemed included as shares owned by this selling shareholder, the percent of common stock owned by this selling shareholder set forth in the last column would be 11.02%. Blackman Investments LLC is a party to the voting agreement. John
     N. Blackman, Jr. is a party to the voting agreement, as trustee of the Blackman Charitable Remainder Trust, and his wife, Kathleen Blackman, is also a party to the voting agreement, as co-trustee of the Blackman Charitable Remainder Trust.

(5) Robert G. Simses is a trustee of the trusts and foundations listed as selling shareholders. Mr. Simses is a party to the voting agreement, as trustee of these trusts and foundations. Mr. Simses has been a director of NYMAGIC since 2001. Louise B. Tollefson owns 5,262 shares of common stock in her individual capacity. If those shares were deemed included as shares owned collectively with the shares owned by the Louise B. Tollefson 2000 Florida Intangible Trust dated 12/12/00, the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00, the information for this selling shareholder in this chart would be as follows:


                                                Shares of Common Stock to be
                                                 Owned Assuming Sale of All
                                                  Shares Available for Sale
                                                Pursuant to This Registration
                                                ------------------------------
                           Maximum Number
                        of Shares Available
     Shares of Common   for Sale Pursuant to
        Stock Owned       This Registration         Number           Percent
        -----------     --------------------        ------           -------

         1,819,873            650,000              1,169,873          12.05%



     Louise B. Tollefson was a director of NYMAGIC from 1989 to 2001. She is the mother of Mark W. Blackman and John N. Blackman, Jr.

(6) Mariner is party to a voting agreement as described under "Voting Agreement." The shares being offered by Mariner are shares issuable upon the exercise of options granted to Mariner pursuant to the voting agreement. Pursuant to the voting agreement, Mariner is entitled to nominate four candidates for director of NYMAGIC. The four current directors nominated by Mariner are William J. Michaelcheck, George R. Trumbull III, who serves as NYMAGIC's Chairman and Chief Executive Officer, A. George Kallop, who serves as NYMAGIC's Executive Vice President, and William D. Shaw, Jr. who serves as NYMAGIC's Vice Chairman. Mariner is also party to an investment management agreement as described under "Mariner Investment Management Arrangement."

(7) Mariner is party to a voting agreement as described under "Voting Agreement." The shares being offered by William D. Shaw, Jr. and A. George Kallop are shares issuable upon the exercise of options granted to Mariner pursuant to the voting agreement. On April 4, 2002, Mariner entered into an agreement with each of Mr. Shaw and Mr. Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop. Mr. Shaw and Mr. Kallop are each directors of NYMAGIC. Mr. Shaw serves as NYMAGIC's Vice Chairman and Mr. Kallop serves as NYMAGIC's Executive Vice President. Mr. Shaw and Mr. Kallop are two of the four current directors of NYMAGIC nominated by Mariner pursuant to the voting agreement.

                             PLAN OF DISTRIBUTION

         NYMAGIC is registering the shares of common stock on behalf of the selling shareholders.

         A selling shareholder may sell its shares from time to time by any method permitted by the Securities Act of 1933. Each selling shareholder will act independently of NYMAGIC in making decisions with respect to the timing, manner and size of each sale.

         The shares of our common stock covered by this prospectus will be sold, if at all, by each of the selling shareholders named above or their respective pledgees, donees, transferees or other successors in interest and not by us.


         Each selling shareholder may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices and by a variety of methods, including the following:

         o on the New York Stock Exchange, in the over-the-counter market or on another national securities exchange (any of which may include crosses and block transactions);

         o   in privately negotiated transactions;

         o through broker-dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

         o in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o through one or more underwriters, dealers and agents, on a firm commitment or best effort basis, who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

         o through exchange distributions in accordance with the rules of the applicable exchange;

         o   directly to one or more purchasers;

         o   through agents;

         o through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

         o   through short sales of the securities;

         o   in any combination of the above; and

         o   in any other lawful manner.


         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate in a resale.

         As mentioned above, a selling shareholder may enter into hedging transactions with a broker-dealer in connection with distributions of the shares or otherwise. In such transactions, a broker-dealer may engage in short sales of the shares in the course of hedging the positions it assumes with a selling shareholder. Each selling shareholder also may sell shares short and redeliver the shares to close out such short positions. A selling shareholder may enter into option or other transactions with a broker-dealer which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Each selling shareholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned or, upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.


         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from a selling shareholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers or any selling shareholder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because a selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, a selling shareholder may be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. In addition, each selling shareholder may transfer shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer. Selling shareholders may also sell common stock by any other legally available means. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and the selling shareholders. No period of time has been fixed within which the shares will be offered or sold.


         If required under applicable state securities laws, each selling shareholder will sell the shares only through registered or licensed brokers or dealers. In addition, certain states may require a selling shareholder to comply with notice requirements in connection with a sale of the shares.


         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling shareholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by a selling shareholder. NYMAGIC will make copies of this prospectus available to the selling shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.


         When a selling shareholder elects to make a particular offer of the shares which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation to the selling shareholder and any other required information.


         NYMAGIC will bear the costs, expenses and fees in connection with the registration of the shares. We are obligated to do so with respect to the shares owned by Conning under the terms of our Registration Rights Agreement with Conning dated January 31, 2003. We have also determined that it is in the Company's best interests to pay the costs, expenses and fees in connection with the registration of the shares of the other selling shareholders in order to enhance the liquidity of the common stock, which we believe is a benefit that will inure to all of our shareholders. At this time, the additional fees we will be paying with respect to the registration of shares owned by Blackman and Tollefson family members or their affiliates includes additional filing fees of $2,576 and there may be additional costs, fees and expenses which we may agree to pay in connection with offerings of such shares pursuant to this registration. Each selling shareholder will bear all commissions and discounts, if any, attributable to the sales of their respective shares.


         Agents, underwriters, dealers and remarketing firms may be entitled under agreements entered into with the selling shareholders and us to indemnification against some civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment to this prospectus or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.


         Certain persons participating in the offering made hereby may, to the extent that the offering involves a firm commitment underwriting, engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including over-allotment, stabilizing and short-covering transactions in the common stock and the imposition of a penalty bid, in connection with the offering made hereby.

                                    EXPERTS


         The consolidated financial statements and schedules of NYMAGIC, INC. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS


         The validity of the shares of common stock has been passed upon for NYMAGIC by Paul J. Hart, Esq., General Counsel of NYMAGIC. Additional legal matters may be passed upon for any underwriters, dealers or agents by counsel which we will name in the applicable prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

Available Information

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about NYMAGIC. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, NYMAGIC files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You can read and copy any of this information in the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

         The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, like NYMAGIC, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for documents filed by NYMAGIC under the Exchange Act is 001-11238.

         NYMAGIC common stock is listed on the New York Stock Exchange and its stock symbol is "NYM." You can inspect reports, proxy statements and other information concerning NYMAGIC at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Incorporation by Reference

         The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

(a) NYMAGIC's Annual Report on Form 10-K for the year ended December 31, 2002 (File no. 001-11238);

(b) NYMAGIC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File no. 001-11238);

(c) NYMAGIC's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, as amended by Form 10-Q/A filed on September 23, 2003 (File no. 001-11238); and


(d) the description of the common stock included in the Registration Statement on Form 8-A, dated July 2, 1992, filed under Section 12 of the Exchange Act (File no. 001-11238).


         All documents filed by NYMAGIC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.


         If the above documents and this prospectus contain conflicting information, the information in the latest filed document or, if applicable, this prospectus should be considered correct.


         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. Neither we nor the selling shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.



         Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

                                 NYMAGIC, INC.
                         919 Third Avenue, 10th Floor
                           New York, New York 10022
                            Attention: Paul J. Hart
                                (212) 551-0600

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.


         The estimated expenses and various fees in connection with the sale and distribution of the securities being registered, all of which are being borne by us are as follows:


         SEC registration fee............................  $        9,276

         Printing expenses...............................  $       75,000

         Legal fees and expenses.........................  $      200,000

         Accounting fees and expenses....................  $       40,000

         Miscellaneous...................................  $       30,724
                                                           ---------------
                           Total.......................... $      355,000
                                                           ===============


Item 15. Indemnification of Officers and Directors.


         Section 721 of the New York Business Corporation Law ("NYBCL") provides that, in addition to indemnification provided in Article 7 of the NYBCL, a corporation may indemnify a director or officer by a provision contained in its certificate of incorporation or bylaws or by a duly authorized resolution of its shareholders or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

         Section 722(a) of the NYBCL provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action if such director or officer acted in good faith for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

         Section 722(c) of the NYBCL provides that a corporation may indemnify a director or officer made, or threatened to be made, a party in a derivative action against amounts paid in settlement and reasonable expenses actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted in good faith for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be available under Section 722(c) of the NYBCL in respect of (1) a threatened or pending action which is settled or otherwise disposed of, or (2) any claim as to which such director or officer shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction determines, upon application, that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.


         Section 723 of the NYBCL specifies the manner in which payment of indemnification under Section 722 of the NYBCL or indemnification permitted under Section 721 of the NYBCL may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been successful, whether on the merits or otherwise, in defending an action. In the event that the director or officer has not been successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723.

         Section 724 of the NYBCL provides that, upon application by a director or officer, indemnification may be awarded by a court to the extent authorized under Section 722 and Section 723 of the NYBCL. Section 725 of the NYBCL contains certain other miscellaneous provisions affecting the indemnification of directors and officers.


         Section 726 of the NYBCL authorizes a corporation to purchase and maintain insurance to indemnify (1) a corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of Article 7 of the NYBCL, (2) directors and officers in instances in which they may be indemnified by a corporation under the provisions of
Article 7 of the NYBCL and (3) directors and officers in instances in which they may not otherwise be indemnified by a corporation under such section, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Insurance, for a retention amount and for co-insurance.

         Article V of the registrant's By-laws provides that the registrant will indemnify each person who serves as director or officer of the registrant to the fullest extent permissible under the NYBCL and the Insurance Law of New York. Specifically, and subject to the applicable provisions of the NYBCL,
Article V of the By-laws (i) permits the registrant to indemnify a director or a director and officer of the registrant ("Indemnitee") made, or threatened to be made, a party to an action, suit or proceeding by or in the right of the registrant to procure a judgment in its favor and (ii) requires the registrant to indemnify an Indemnitee made, or threatened to be made, a party to an action, suit or proceeding including, without limitation, one by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which such Indemnitee served in any capacity at the request of the registrant, to procure a judgment in its favor, (other than an action, suit or proceeding referred to in clause (i)), whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator or intestate, was a director or a director and officer of the registrant, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such action, suit or proceeding, or any appeal therein, provided that the Indemnitee acted in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the registrant and, in criminal actions and proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful; and further provided that the registrant shall not be required to indemnify an Indemnitee with respect to any action, suit or proceeding commenced by such Indemnitee, or any counterclaim, cross-claim, or third-party claim asserted by the Indemnitee against the registrant.

         Directors and officers of the registrant are also provided with indemnification against certain liabilities pursuant to directors and officers liability insurance policies. Coverage is afforded for any loss that the insureds become legally obligated to pay by reason of any claim or claims (including with respect to employment practices or securities claims) first made against the insureds or any of them during the policy period from any wrongful acts that are actually or allegedly caused, committed or attempted by the insureds prior to the end of the policy period. Wrongful acts are defined as any actual or alleged error, misstatement, misleading statement or act, omission, neglect or breach of duty by the insureds while acting in their individual or collective capacities as directors or officers of the registrant, or any other matter claimed against them by reason of their being directors or officers of the registrant. Certain of the registrant's directors are provided by their employer with indemnification against certain liabilities incurred as directors of the registrant.


         The registrant in the past has entered into underwriting agreements which provide for indemnification, under certain circumstances, of the registrant, its officers and its directors by the underwriters.

         The registrant entered into an indemnification agreement as of April 29, 1999 with certain individuals who were directors and executive officers of the registrant to more specifically provide for the indemnification obligations contemplated by the By-laws and corporate resolutions. The indemnification agreement generally indemnifies the specified individuals for being made, or threatened to be made, a party to an action by reason of the fact that they were directors or officers of the registrant or serviced another entity at the request of the registrant. This indemnification agreement was intended to provide the specified individuals with indemnification to the greatest extent permitted by law. Two of the registrant's current directors, John N. Blackman and Mark W. Blackman, are indemnified pursuant to this indemnification agreement.


Item 16. Exhibits.

         Reference is made to the Exhibit Index included herewith which is incorporated herein by reference.

Item 17. Undertakings.


          The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (a) to include any prospectus required by Section 10(a)(3)
               of the Securities Act of 1933;

                    (b) to reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (c) to include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the post-effective amendment, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered in this registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the asserted indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.


                                     11-4

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, NYMAGIC, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of October, 2003.

                                  NYMAGIC, INC.




                                  By:   /s/ George R. Trumbull
                                        ------------------------------------
                                        George R. Trumbull III
                                        Chairman and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 30th day of October, 2003.



Signature                                 Title
---------                                 -----

/s/ George R. Trumbull
--------------------------------          Chairman and Chief Executive Officer and Director
George R. Trumbull III                    (Principal Executive Officer)


/s/ Thomas J. Iacopelli
--------------------------------          Chief Financial Officer
Thomas J. Iacopelli                       (Principal Financial and Accounting Officer)



                        *                 Vice Chairman and Director
--------------------------------
William D. Shaw, Jr.

                        *                 Executive Vice President and Director
--------------------------------
A. George Kallop

                        *                 Director
--------------------------------
John R. Anderson

                         *                Director
--------------------------------
Glenn Angiolillo

                         *                Director
--------------------------------
John T. Baily




                         *                Director
--------------------------------
John N. Blackman, Jr.

                         *                Director
--------------------------------
Mark W. Blackman

                         *                Director
--------------------------------
William J. Michaelcheck

                         *                Director
--------------------------------
Robert G. Simses

                         *                Director
--------------------------------
Glenn R. Yanoff

                         *                Director
--------------------------------
David W. Young



 * /s/ Paul J. Hart
--------------------------------
          Paul J. Hart
        Attorney-In-Fact

                                 EXHIBIT INDEX


        *1.1   Form of Underwriting Agreement.

       **5.1 Opinion of Paul J. Hart, Esq., as to the validity of the Common Stock.

        23.1   Consent of KPMG LLP.

      **23.2   Consent of Paul J. Hart, Esq. (included in Exhibit 5.1).

      **24.1   Powers of Attorney.

-----------------------

* To be filed, if necessary, subsequent to the effectiveness of this registration statement by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with an offering of common stock.

**     Previously filed.